787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 27, 2012

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – BlackRock High Yield Bond Portfolio

File Nos. 333-142592 and 811-22061

Post-Effective Amendment No. 60

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 10, 2012 regarding Post-Effective Amendment No. 60 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 62 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock High Yield Bond Portfolio (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

Comment 1:	Fund Overview – Principal Investment Strategies of the Fund: The Staff notes that the Registration Statement contains the following disclosure: “The Fund may also invest in convertible and preferred securities. These securities will be counted toward the Fund’s 80% policy to the extent they have characteristics similar to the securities included within that policy.” It is the Staff’s opinion that preferred securities may not be counted to the 80% policy of a fund that has “Bond” in its name. Please revise the Registration Statement to remove the inclusion of preferred securities as eligible investments that may be counted toward the Fund’s 80% policy.

Response :	The Fund currently intends to invest less than 20% of its assets in preferred securities. The Fund does not intend to count preferred securities toward its 80% policy and the Registration Statement has been revised accordingly.

* * * * * * * * * *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq.

Aaron Wasserman, Esq.

Maria Gattuso, Esq.